Petri Bio, Inc

Financial Statements

**For Period from November 1st, 2019 (inception)
to December 31st, 2019**

Petri Bio, Inc.
Index to the Financial Statements
(Unaudited)

Fei Qi, CPA
4040 75th ST
Elmhurst, NY 11373
540.558.8339 fei.qi@feiqicpa.com
www.feiqicpa.com

Independent Accountant Review Report

To Managing Member
Petri Bio, Inc.
Torrance, CA

We have reviewed the accompanying consolidated financial statements of Petri Bio, Inc (a corporation), which comprise the balance sheet as of December 31st, 2019, the related consolidated statements of income, changes in shareholder's equity and statement of cash flows for the period from November 1st, 2019 (inception date) to December 31st, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

October 30, 2020

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Petri Bio, Inc.
Balance Sheet
December 31, 2019

ASSETS

Current Assets		
Bank Accounts	$	0
Total Current Assets		0
Fixed Assets		
Intangible Assets		0
Total Fixed Assets		0
TOTAL ASSETS		0

LIABILITIES

Current Liabilities		
Accounts Payable		0
Credit Cards		0
Other Current Liabilities		0
Total Current Liabilities		0
TOTAL LIABILITIES		0

EQUITY

Retained Earnings		0
Net Income		0
		0
TOTAL EQUITY		
TOTAL LIABILITIES AND EQUITY	$	0


Petri Bio, Inc.
Statement of Income
For the period from November 1 (inception) to December 31, 2019


INCOME

Other Income	$	0
Total Income		0

EXPENSES

Other Expenses		0
Total Expense		0

NET INCOME (LOSS)	$	0


Petri Bio, Inc.
Statement of Stockholder's Equity
For the period from November 1 (inception) to December 31, 2019


	Total	Issued Common Stocks Number	Amount	Additional Paid-In Capital	Retained Earning Owner Equity
BALANCE, NOVEMBER 1, 2019	$ 0	-	-	$ -	$ -
NET INCOME (LOSS)	$ -				
CONTRIBUTION	$ -				
BALANCE, DECEMBER 31, 2019	$ 0	0	0	$ 0	$ 0

Petri Bio, Inc.
Statement of Cash Flows
For the period from November 1 (inception) to December 31, 2019

CASH FROM OPERATING ACTIVITIES

Net Income	$	0
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		0
Credit Cards		0
Net cash provided by operating activities		0

CASH FROM INVESTING ACTIVITIES

Investments		0
Net cash provided by investing activities		0

CASH FROM FINANCING ACTIVITIES

Stock Purchase		0
Net cash provided by financing activities		0

NET CASH INCREASE FOR PERIOD 0

CASH AT END OF PERIOD $ 0

Petri Bio, Inc.
Notes to the Financial Statements
December 31, 2019
(unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

Petri Bio, Inc ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company was formed as a Limited Liability Company in November 1st, 2019 and was converted to C corporation on August 31st, 2020. The Company aims to create therapies by using compounds found in gut microbes for diseases that are difficult to treat.

NOTE 2: GOING CONCERNING MATTERS:

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company will continue its research and development activities for its initial product and begin its production operations which require capital. There is no certainty that the initial financing will be sufficient to establish that the initial product line is viable, in which case additional development financing will be required. Also, the Company currently depends on the efforts of a small management team, which may have an adverse effect on the company when there is a loss of service from the management. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 30, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of California.

NOTE 3:   **EQUITY:**

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

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NOTE 4:   *SAFE AGREEMENTS:*

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of December 31, 2019, the Company did not enter any is any SAFE agreements had been converted into equity. The Company enter a SAFE agreement with one investor during 2020 (See Note 7 Subsequent Events).

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NOTE 5:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 6:   *COMMITMENTS AND CONTINGENCIES:*

The Company is not involved in any legal matters, nor it has any pending litigations against it. In July 31st, 2020, the Company signed a rental lease with a research facility (See Note 7 Subsequent Events).

NOTE 7:   *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before October 30th, 2020, the date that the financial statements were available to be issued. In May 11th, 2020, the Company made a SAFE agreement of $50,000 to WeFunds Pandemic I LLC. In late July of 2020, the Company started equity crowdfunding campaign through Wefunder, which is still ongoing. Also, in July 31st, 2020, the Company signed a rental lease with Pathways To Stem Cell Science research facility with monthly payments of $1,600.

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